Exhibit 99.3

PERDIGÃO’S SALES GROW 80.4% IN THE THIRD QUARTER

Strong demand in the domestic and export markets sustain good performance

Perdigão ended the third quarter 2008 with gross sales of R$ 3.5 billion, 80.4% higher than the same period in 2007. Total sales volume for all the Company’s lines reported an increase of 89.3% (meats, dairy products and others). This result reflected the good performance registered in the domestic and export markets as well as the incorporation of the new businesses (Eleva, Plusfood and Cotochés).

On the back of this performance, the Company was able to minimize the effects of an accentuated oscillation in the prices of commodities and key raw materials in addition to a marked devaluation of the Real in relation to the dollar during the course of the quarter.

The Company’s EBITDA reported R$ 274.9 million, 20.7% higher than the third quarter 2007, the result of the reduction in expenses and better sales performance, in addition to consolidation of acquisitions made in the past year.

Exports were up by 70% in revenues (about R$ 1.4 billion) and 46.7% in volume (304.5 thousand tons). Demand continued intense, principally from traditional markets with the exception of Europe. This performance was reflected in improved margins despite the impact from the constant variations in  financial markets of the global economy.

Sales of meats corresponded to 97.6% of export revenues. Average prices in this market posted an increase of 32.7% in US dollars-FOB compared with the third quarter 2007, and 7.8% on a quarter-on-quarter basis. Average prices for meats in Reais improved by 15% with the average cost, 22% higher against the same quarter last year.

Exports of processed products registered a significant performance, growing 49.1% over the same period in 2007. In the fourth quarter, the Company is to begin a program for ramping up dairy product exports.

Domestic market sales were R$ 2.0 billion, equivalent to an increase of 88% in relation to the third quarter 2007. The meat business reported growth of 28.7% in volumes during the quarter, accounting for 51.7% of sales to the Brazilian market. Dairy products represented 35.3% of sales while the remaining 13% was generated from sales of other products.

Processed products from all lines in the Company’s business – accounting for 63.8% of total sales to the domestic market – registered growth of 45.2% in sales and 26.6% in sales volume for the third quarter. However, the still significant share of in-natura poultry and pork meats  as a percentage of total sales – the result of the merger with Avipal – created some pressure on margins due to production mix costs. However, this pressure is diminishing with each successive quarter as a function of adjustments in Perdigão’s indicators.

Dairy products (processed products and milks) posted a growth of 247% in sales revenue and 381.3% in sales volume for the quarter. The market in UHT milk, however, experienced a period of considerable price adjustment due to growth in supplies in excess of 20% compared with stability of demand. The result was a sharp fall in prices of about 30% in relation to the second quarter. Margins for the UHT milk segment were squeezed as a consequence in spite of the reduction in volume and a reduction in catchment costs.

Although the operating performance was good, the Company reported a net loss of R$ 25.4 million, reflecting the foreign exchange translation effect on financial expenses (R$ 200.9 million), without a cash effect, against a net income of R$ 90.2 million reported in the third quarter 2007.

During the period, Perdigão maintained a currency exposure of approximately US$ 700 million, equivalent to three months of exports, which the Company customarily holds as an offset to its external operations.

Capital expenditures in the quarter came to R$ 193.3 million  and were largely channeled to work on the Bom Conselho (PE) agroindustrial complex and upgrading the Company’s logistics structure. With respect the latter, particular emphasis was placed on the Embu Distribution Center (SP), which will be used to service the São Paulo city metropolitan region, Brazil’s largest consumer market.

NUMBERS FOR THE QUARTER

R$ million

	3Q08	3Q07	Change %
Gross Sales	3,487.5	1,933.4	80.4
Domestic Market	2,090.6	1,111.7	88.0
Exports	1,396.9	821.6	70.0
Net Sales	3,040.1	1,658.1	83.3
Gross Profits	686.2	494.7	38.7
EBIT	171.4	161.2	6.3
Net Income	(25.4)	90.2	—
EBITDA	274.9	227.7	20.7
Capex	193.3	287.6	(32.7)
Earnings per share R$*	(0.12)	0.54	—

SALES REACH R$ 9.6 BILLION FOR THE FIRST NINE MONTHS OF 2008

Perdigão’s sales were R$ 9.6 billion for the accumulated period from January to September 2008, an increase of 73.9% compared with the preceding fiscal year. The good performance reflects strong demand for animal protein in the international market as well as growth in real personal incomes domestically, benefiting food consumption.

In the first nine months of the year, exports amounted to R$ 3.75 billion, equivalent to an increase of 60.6%. Domestic market sales rose by 83.7%, reaching R$ 5.82 billion.

During the period, the Company’s capital expenditures were R$ 2.3 billion, of which R$ 1.8 billion was invested in the acquisition of Eleva, Plusfood and Cotochés.

HIGHLIGHTS OF THE ACCUMULATED PERIOD 2008

R$ million

	Accumulated 2008	Accumulated 2007	Change %
Gross Sales	9,585.2	5,512.6	73.9
Domestic Market	5,825.7	3,171.8	83.7
Exports	3,759.5	2,340.8	60.6
Net Sales	8,334.6	4,711.2	76.9
Gross Profits	1,847.2	1,317.0	40.3
EBIT	397.0	348.0	14.1
Net Income	(856.2)	223.8	—
Adjusted Net Income	128.1	223.8	(42.7)
EBITDA	694.5	562.3	23.5
Capex	2,287.4	566.7	303.6
Earnings per share R$*	(4.15)	1.35	—
Adjusted Earnings per share R$*	0.62	1.35	(54.1)

* Consolidated Earnings per Share (in R$), excluding treasury shares.

São Paulo, October 28 2008.